CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

Our Ref: GCSS-EL/0760/06/LTR

SEC MAIL PROCESSING RECEIVED APR 13 2006 WASH. D.C. 209 SECTION

11 April 2006

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

06012536

Dear Sirs

SUPPL

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcement dated:

- 3 April 2006 (*Announcement by Subsidiary Company, City e-Solutions Limited, on Change of Company Secretary*);
- 3 April 2006 (*Notice to Warrant Holders dated 3 April 2006*);
- 4 April 2006 (*Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest- 2 sets*); and
- 4 April 2006 (*Notification on New Subsidiary and Associated Company*)

We also enclose herewith a copy of the 2005 Annual Report of City Developments Limited for your attention.

Yours faithfully

PROCESSED
APR 17 2006
THOMSON FINANCIAL

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)

Ms Catherine Loh

EL/kw

Confidentiality caution & disclaimer: This communication, together with any attachment, is intended only for the use of the individual or entity to which it is addressed, and may contain information that is privileged and confidential. If you are not the intended recipient, please be informed that any dissemination, distribution or copying of this communication or any attachment is strictly prohibited. If you have received this communication in error, please advise the sender by reply telephone/e-mail, so that we can arrange for its return at our expense or request for its destruction. Thank you for your co-operation.

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	03-Apr-2006 12:37:24
Announcement No.	00031

SEC MAIL PROCESSING
RECEIVED
APR 13 2006
WASH, D.C. 209 SECTION

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by Subsidiary Company, City e-Solutions Limited, on Change of Company Secretary
Description	Please find attached the announcement relating to the above.
Attachments:	CES-ChgSec.pdf Total size = **27K** (2048K size limit recommended)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

CHANGE OF COMPANY SECRETARY

The Board of Directors (the "Board") of City e-Solutions Limited (the "Company") announces that Ms Yeo Siew Leng ("Ms Yeo") was appointed as the company secretary of the Company with effect from 31 March 2006, and Mr Tsang Link Carl, Brian ("Mr Tsang") resigned from the office of the company secretary of the Company on the same day.

Ms Yeo is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and also a Certified Practising Accountant of the CPA Australia. As a graduate of Deakin University in Australia and awarded a Bachelor of Commerce degree with majors in Accounting and Finance and Economics, Ms Yeo has more than 10 years of working experience across the accounting, finance and corporate compliance fields during her service with other multi-national corporations previously. She was also awarded a Certificate in Company Secretarial Practices and Procedures for Limited Company by The Hong Kong Management Association.

Mr Tsang has served the Company since 1994 as the Company Secretary. His resignation was primarily due to his other career commitments. He had confirmed that he had no disagreement with the Board, and there was no circumstance related to his resignation which needed to be brought to the attention of The Stock Exchange of Hong Kong Limited or the shareholders of the Company.

The Board takes this opportunity to thank Mr Tsang for his contribution to the Company during his term of service.

By order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 31 March 2006

As at the date of this announcement, the Board is comprised of 11 Directors, of which 6 are executive Directors, namely Mr. Kwek Leng Beng, Mr. Vincent Yeo Wee Eng, Mr. Kwek Leng Joo, Mr. Kwek Leng Peck, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 2 are non-executive Directors, namely Mr. Wong Hong Ren and Mr. Chan Bernard Charnwut and 3 are independent non-executive Directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Teoh Teik Kee.

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SEC MAIL PROCESSING
RECEIVED
APR 13 2006
WASH. DC
209 SECTION

Expiry of Warrant *
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	03-Apr-2006 17:12:49
Announcement No.	00059

>> Announcement Details
The details of the announcement start here ...

Description	Please refer to the attached file on the Notice to Warrant Holders dated 3 April 2006.
Attachments:	Notice.pdf Total size = **34K** (2048K size limit recommended)

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CITY DEVELOPMENTS LIMITED
(Co. Reg. No. 196300316Z)
(Incorporated in the Republic of Singapore)

NOTICE TO WARRANT HOLDERS DATED 3 APRIL 2006

IMPORTANT NOTICE

To : Holders of Warrants to Subscribe for ordinary shares (the "Shares") in City Developments Limited (the "Company") expiring on **10 May 2006** (the "Warrants")

THIS IS AN IMPORTANT NOTICE WHICH REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT AS TO THE ACTION YOU SHOULD TAKE, YOU SHOULD CONSULT YOUR STOCKBROKER OR OTHER PROFESSIONAL ADVISER IMMEDIATELY

If you have sold all your Warrants, you should immediately hand this notice and the enclosed Subscription Notice to the stockbroker or agent through whom you effected the sale for transmission to the purchaser.

In this notice, the term "Warrant" refers to the warrants issued by the Company on 11 May 2004 under its bonus issue of 82,718,564 warrants as constituted by the Deed Poll executed by the Company on 6 May 2004 which remain outstanding as at the date of this notice.

EXPIRY OF THE WARRANTS

Holders of the Warrants (the "Warrant Holders") are reminded that in accordance with the terms and conditions of the Warrants (the "Conditions"), the subscription rights to subscribe for new ordinary shares ("New Shares") in the capital of the Company comprised in the Warrants will expire at 5.00 p.m. on 10 May 2006, **after which time any subscription rights comprised in the Warrants which have not been exercised will lapse and the Warrants will cease to be valid for any purpose.**

EXERCISE PRICE

The exercise price for each Warrant is $2.50 in cash, being the price at which a New Share may be subscribed for upon the exercise of a Warrant (the "Exercise Price").

PROCEDURE FOR EXERCISE OF WARRANTS

Warrant Holders who wish to exercise their Warrants must do so in accordance with the Conditions as endorsed on the Warrant Certificates, which include the requirement to complete and sign the subscription notice relating to the exercise of Warrants in the prescribed form (the "Subscription Notice") enclosed with this notice and also obtainable from the warrant agent, M & C Services Private Limited (the "Warrant Agent") at the address stated below, and lodge the completed and duly executed Subscription Notice at the specified address of the Warrant Agent so as to be received **not later than 5.00 P.M. ON 10 MAY 2006** together with the following :

1. the payment of the Exercise Price made by way of remittance in Singapore currency by banker's draft or cashier's order drawn on a bank operating in Singapore in favour of "City Developments Limited" for the full amount of the monies payable in respect of the Warrants exercised;

2. the relevant Warrant Certificate(s) registered in the name of the exercising Warrant Holder or The Central Depository (Pte) Limited ("CDP") (as the case may be);

3. the furnishing of such evidence (if any) as the Warrant Agent may require to determine or verify the due execution of the Subscription Notice by or on behalf of the exercising Warrant Holder (including every joint Warrant Holder, if any) or otherwise to ensure the due exercise of the Warrants and such other evidence as the Company may require to verify due compliance with and for the purposes of administering and implementing the provisions set out in the Conditions;

4. the payment of any deposit or other fees or expenses for the time being chargeable by and payable to CDP (if any) and any stamp, issue, registration or other similar taxes or duties arising on the exercise of the relevant Warrant(s) as the Warrant Agent may require; and

5. the payment of any fees for certificates for the New Shares to be issued, and the payment of any expenses for, and submission of any necessary documents required in order to effect, the registration of the New Shares in the name of the exercising Warrant Holder or CDP (as the case may be) and the delivery of certificates for the New Shares and any property or other securities to be delivered upon exercise of the relevant Warrants to the place specified by the exercising Warrant Holder in the Subscription Notice or to CDP (as the case may be).

Any exercise by a Warrant Holder in respect of Warrants registered in the name of CDP shall be further conditional upon the number of Warrants so exercised being available in the "Free" balance of the Securities Account of the exercising Warrant Holder.

Copies of the Subscription Notice have been sent to Warrant Holders whose names appear in the Register of Warrant Holders and in the Depository Register as at 29 March 2006 and are also obtainable from the Warrant Agent at the address stated below.

Where the Warrants are not registered in the name of CDP, purchasers or transferees of the Warrants who have not been registered as holders of such Warrants and wish to exercise the subscription rights comprised in such Warrants must lodge with the Warrant Agent at the address stated below the relevant Warrant Certificate(s), the relevant transfer form(s) duly executed and stamped, together with payment of the registration fee of $2.10 for each Warrant Certificate to be transferred by cash or by cheque made payable to "M & C Services Private Limited", immediately, and in any event before 5.00 p.m. on 10 May 2006. At the same time, such purchasers should also exercise their subscription rights comprised in such Warrants by completing and signing the Subscription Notice and other relevant documents and lodging the same together with the requisite payment for the aggregate Exercise Price of the New Shares in respect of which the subscription rights comprised in such Warrants are being exercised and for any fees, taxes and duties in the manner specified above.

The Warrant Certificates shall no longer be acceptable for deposit with CDP for registration purposes after 21 April 2006.

The address and telephone numbers of the Warrant Agent are as follows :

M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office, Singapore 068906

Telephone Nos.	:	62280508 / 62233048
Business Hours	:	Mondays to Fridays 8.45 a.m. to 12.45 p.m. 1.45 p.m. to 5.45 p.m. (Closed on Saturdays, Sundays and Public Holidays)

LAST DAY FOR TRADING IN THE WARRANTS

The last day for trading in the Warrants on the Singapore Exchange Securities Trading Limited will be Wednesday, 3 May 2006. Trading in the Warrants on the Singapore Exchange Securities Trading Limited ("SGX") will cease with effect from 9.00 a.m. on Thursday, 4 May 2006. The Warrants will be delisted from the Official List of the SGX on Thursday, 11 May 2006.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Dated 3 April 2006

SEC RECEIVED APR 1 3 2006 209 PROCESSING SECTION

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	04-Apr-2006 18:12:41
Announcement No.	00119

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	03-04-2006
2.	Name of Director *	Kwek Leng Joo

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	03-04-2006
2.	Name of Registered Holder	Kwek Leng Joo
3.	Circumstance(s) giving rise to the interest or change in interest	Exercise of Share Options/Convertibles
	# Please specify details	Exercise of 5,951 warrants in City Developments Limited

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	59,510
As a percentage of issued share capital	0.0066 %
No. of Shares which are subject of this notice	5,951
As a percentage of issued share capital	0.0007 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	2.50
No. of Shares held after the change	65,461
As a percentage of issued share capital	0.0073 %

>> PART III

1. Date of change of [Select Option]

2. The change in the percentage level — From % To %

3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	59,510	0
As a percentage of issued share capital	0.0066 %	0 %
No. of shares held after the change	65,461	0
As a percentage of issued share capital	0.0073 %	0 %

Footnotes

Percentages indicated in this notice refer to the percentages of issued ordinary shares of the Company.

% of issued ordinary shares before the change is based on 897,238,005 issued ordinary shares as at 31 March 2006.

% of issued ordinary shares after the change is based on 897,292,456 issued ordinary shares as at 3 April 2006.

Attachments:

Total size = **0**
(2048K size limit recommended)

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APR 13 2006

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	04-Apr-2006 17:58:21
Announcement No.	00110

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	03-04-2006
2.	Name of Director *	Kwek Leng Joo

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	03-04-2006
2.	Name of Registered Holder	Kwek Leng Joo
3.	Circumstance(s) giving rise to the interest or change in interest	Exercise of Share Options/Convertibles
	# Please specify details	Exercise of 5,951 Warrants in City Developments Limited

4. Information relating to shares held in the name of the Registered Holder

No. of Warrants held before the change	5,951
As a percentage of issued share capital	0 %
No. of Warrants which are subject of this notice	5,951
As a percentage of issued share capital	0 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	2.50
No. of Warrants held after the change	0
As a percentage of issued share capital	0 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	5,951	0
As a percentage of issued share capital	0 %	0 %
No. of shares held after the change	0	0
As a percentage of issued share capital	0 %	0 %

Footnotes

Part II and IV relate to information on warrants. Amount of consideration (excluding brokerage and stamp duties) per share received in Part II relate to the exercise price of $2.50 to subscribe for a new ordinary share in City Developments Limited.

As warrants do not constitute part of the issued shares of the Company, percentages are not applicable in this notice and are reflected as "0".

Attachments: Total size = **0**
(2048K size limit recommended)

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SEC MAIL PROCESSING SECTION
APR 13 2006
WASH. DC
209

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	04-Apr-2006 18:15:40
Announcement No.	00120

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Notification on New Subsidiary and Associated Company
Description	Please refer to the attached file on the above.
Attachments:	CDL-040406.pdf Total size = **25K** (2048K size limit recommended)

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CITY DEVELOPMENTS LIMITED (Co. Reg. No. 196300316Z)

NOTIFICATION ON NEW SUBSIDIARY AND ASSOCIATED COMPANY

The Board of Directors of City Developments Limited wishes to announce that :

(A) VENUS REAL ESTATE INVESTMENTS LIMITED

(1) Singapura Developments (Private) Limited ("SDPL"), a wholly-owned subsidiary of the Company, had initially invested in 80% of the issued share capital in Venus Real Estate Investments Limited ("Venus").

(2) SDPL subsequently acquired the remaining 20% interest in Venus from a third party shareholder at a consideration of approximately US$32.8 million (the "Transfer").

(3) Following the Transfer, Venus has become a wholly-owned subsidiary of the Company.

Information relating to Venus is as follows:

Name of Company	:	Venus Real Estate Investments Limited
Date & country of incorporation	:	19 May 2005 Mauritius
Issued share capital	:	US$100,000 comprising 100,000 shares of US$1 each
Principal activity	:	Investment holding

(B) EXCHANGE TOWER LTD. (FORMERLY KNOWN AS NANTACHATR ENTERPRISE CO., LTD.)

Venus has in turn invested in 1,950,000 Group A Preference Shares of Baht 10 each, in the issued capital of Exchange Tower Ltd. ("ETL"), representing 39% of the issued shares in ETL. The remaining issued shares, comprising 3,050,000 Group B Ordinary Shares of Baht 10 each are held by Thai individuals. Information relating to ETL is as follows:

Name of Company	:	Exchange Tower Ltd. (formerly known as Nantachatr Enterprise Co., Ltd.)
Date & country of incorporation	:	6 June 2005 Thailand
Issued share capital	:	Baht 50,000,000 comprising 5,000,000 shares of Baht 10 each (1,950,000 Group A Preference Shares and 3,050,000 Group B Ordinary Shares)
Principal activity	:	Investment holding

By Order of the Board

Enid Ling Peek Fong
Company Secretary

Date: 4 April 2006

ADR

- Send to The U.S. Securities & Exchange Limited every Fri.

SEC MAIL PROCESSING
RECEIVED
APR 13 2006
WASH. D.C.
209
SECTION

ITEMS (AS IN NOTICE OF 27 NOVEMBER 2002)	DOCUMENTS TO REVIEW / NOTE	FOLDER INDEX NO.	PAGE NO.
1. (a) To confirm Minutes of the Directors' Meeting held on 30 August 2002.	• Minutes of Directors' Meeting held on 30 August 2002	1(a)	1(a) 1 to 5
(b) To confirm circular resolutions of the Directors and the Board Committee.	• Lists of Directors and Board Committee circular resolutions	1(b)	1(b) 1 to 2
2. To discuss matters arising therefrom, if any.	-	-	-
3. To review the third quarterly report for 2002.	*Presentation by Management*	-	-
4. To review and discuss business strategy for the first half of 2003.		-	-
5. To formally adopt with amendments (if any and where relevant and appropriate) the revised internal guidelines on code of corporate governance, which was presented to the Board on 13 November 2002	• Revised internal guidelines on code of corporate governance which was approved in principle on 13 November 2002	5	5 1 to 2
6. To review and composition of the Board and ascertain the independence of each Director; and to discuss matters, if any, relating to the Board Committees	• List of Directors and Extract from Corporate Governance Guide on tests for independence	6	6 1 to 2
7. To table a calendar of Directors' Meetings for 2003.	• Calendar of 2003 Meetings	8	7 1 to 4
8. To receive and note declarations of interests from Directors.	• General declarations from : Mr Kwek Leng Beng Mr Kwek Leng Joo Mr Chee Keng Soon Mr Sim Miah Kian Mr Kwek Leng Peck Mr Foo See Juan	9	8 1 to 6
9. To transact any other business that may arise.	-	-	-

Close of Meeting